

January 6, 2010

Mr. James Kluber
Chief Financial Officer
Firstgold Corp.
1055 Cornell Ave
Lovelock, NV 89419

> **Re: Firstgold Corp.**
> **Form 10-K for the Fiscal Year Ended January 31, 2009**
> **Filed September 4, 2009**
> **Form 10-Q for the Quarterly Period Ended October 31, 2009**
> **Filed December 22, 2009**
> **File No. 0-20722**

Dear Mr. Kluber:

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2009

Notes to Consolidated Financial Statements

Note 4 Property and Equipment, page F-19

1.   Given your decision in April 2009 to suspend all exploration and leaching activity at the Relief Canyon mining property, your significant working capital deficit, and given the condition of the overall economy, please tell us how you considered testing your long-lived assets for recoverability during the year ended January 31, 2009, or subsequent thereto, in accordance with the provisions of SFAS 144.

Disclosure Controls and Procedures, page 37

2.   We note the disclosure that your "…principal executive officer and principal
        financial officer concluded that our disclosure controls and procedures are
        effective…" Given that the definition of disclosure controls and procedures
        includes assessing whether reports that are filed or submitted under the Act are
        reported within the time periods specified in the Commission's rules and forms,
        and given that your Form 10-K for the fiscal year ended January 31, 2009 was not
        filed within the time periods specified in the Commissions rules and forms, please
        explain to us how you were able to conclude your disclosure controls and
        procedures were effective.

        This comment is also applicable to your Form 10-Q for the quarterly period ended
        October 31, 2009.

Management's Annual Report on Internal Control Over Financial Reporting. Page 37

3.   Please modify your disclosure to include a statement identifying the framework
        used by management to evaluate the effectiveness of your internal control over
        financial reporting. Please see Item 308(T)(a)(2) of Regulation S-K for further
        guidance.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299, with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief